Exhibit 99.1

RedCloud’s First Saudi Customer Chooses RedAI for Predictive Trade Intelligence and Provides $21 Million of Live Trade Data

First commercial close will provide initial local data for RAID and the previously announced joint venture to operate RedAI trade infrastructure in Saudi Arabia and Bahrain

LONDON and RIYADH, October 15, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), which is building the AI prediction infrastructure for global FMCG trade, announced the signing of its first customer in Saudi Arabia, with RAID to deploy on $21 million of trade data across more than 540,000 SKU-level transactions drawn from the customer’s own trading records.

Khamis Arabia Trading Co. (“Khamis Arabia”), an independent FMCG wholesaler and cash-and-carry operator serving Saudi Arabia’s Central (Riyadh) and Eastern (Dammam) regions, will adopt the RedAI infrastructure under an initial 24-month agreement with the Company’s wholly-owned subsidiary, RedCloud Technologies Limited, starting from June 2026, marking the first commercial close ahead of the Company’s previously announced joint venture to operate RedAI trade infrastructure in Saudi Arabia and Bahrain. The agreement will be novated to the joint venture when its formation is completed.

As part of the initial deployment, Khamis Arabia has provided a primary dataset drawn from its own trading records, covering $21 million of trades across more than 540,000 SKU-level transactions. The dataset will be used to dramatically shorten the timeline in which insight, predictions and recommendations can be derived.

The engagement pairs RedAI’s two core technologies: RAID (Real-time AI for Distribution), providing predictive intelligence, and CORE (Compounding Operating and Runtime Engine), which delivers trading outcomes through RedAI Trading Networks. RAID is set to benchmark Khamis Arabia’s primary customer data against RedCloud’s proprietary FMCG transactional dataset representing more than $8.4 billion in traded value. CORE, which launched commercially in August 2026, is built to place orders, process payments, and manage inventory and trade execution across RedCloud’s networks. RAID anticipates the market; CORE acts on it.

What Khamis Arabia is set to gain is a view of its market that its own records could not produce. RedCloud’s dataset spans categories and countries no general-purpose model has been trained on, and that no single distributor could assemble alone.

The deployment aligns with Saudi Arabia’s Vision 2030 digitisation agenda and the Kingdom’s designation of 2026 as the Year of Artificial Intelligence, supporting non-oil productivity and scaling predictive intelligence across Saudi FMCG trade corridors.

Justin Floyd, Founder and Chief Executive Officer of RedCloud, said, “Khamis Arabia moves everyday goods across Riyadh and Dammam, against demand patterns that legacy ERP systems can record but not anticipate. RAID is built to tell our customers what is about to happen; CORE is the engine built to act on it. Any recommendation that a planner still has to key into separate systems by hand is not intelligence; it is administration. This is exactly the milestone we set out to reach, and the start of a relationship we expect to grow as Khamis Arabia expands into retail and new distribution models.”

“As a regional wholesaler serving trade customers across Riyadh and Dammam, anticipating demand accurately is central to how we operate,” said Fairoos Muhammed, Chief Executive Officer of Khamis Arabia. “We anticipate that RedAI’s predictive intelligence will give our teams a forward-looking view of the market that supports better inventory, sales and planning decisions. We are excited to be among the first businesses to adopt it in the Kingdom.”

About RedCloud

RedCloud Holdings plc (Nasdaq: RCT) builds AI infrastructure for the prediction of FMCG trade. More than $8.4 billion of FMCG transactions have passed through its infrastructure between early 2023 and June 2026, across more than 100,000 customers and 6,700 brands. RedCloud uses this proprietary transaction data to develop RAID (Real-time AI for Distribution), its prediction model for distribution, and deploys its infrastructure and associated products (“RedAI”) either directly or through joint ventures with partners who fund and operate local markets.

RedCloud is a British company registered in London. Justin Floyd is its Founder and Chief Executive Officer. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements include, without limitation, statements regarding the deployment and operational activation of RAID and CORE with Khamis Arabia and the successful development and implementation of RAID in Saudi Arabia. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, the Company’s ability to build a transformational infrastructure for global trade and whether such infrastructure will successfully provide value to all supply chains, the ability to successfully implement RedAI into existing enterprise systems within Saudi Arabia, the ability to provide predictive intelligence to successfully anticipate trends in the Saudi Arabia market and the ability to scale the framework and generate revenues. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise these forward-looking statements except as required by law.

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